Exhibit 3.1
FIRST AMENDMENT
OF THE
FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
NEOSE TECHNOLOGIES, INC.
     Neose Technologies, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “General Corporation Law”).
     DOES HEREBY CERTIFY:
     FIRST: That the Board of Directors of the Corporation duly adopted a resolution declaring advisable the amendment to the Fourth Amended and Restated Certificate of Incorporation of the Corporation filed on July 6, 2006 with the Secretary of State of Delaware (the “Certificate”) and submitting the same to the stockholders of the Corporation for approval. The Resolutions setting forth the proposed amendment are as follows:
RESOLVED, that the Certificate shall be amended by deleting in its entirety, subsection A of Article IV, and replacing it with the following:
This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the corporation is authorized to issue is 155,000,000 shares. 150,000,000 shares, par value $0.01 per share, shall be Common Stock and 5,000,000 shares, par value $0.01 per share, shall be Preferred Stock. 1,500,000 shares of the Preferred Stock shall be designated Series A Junior Participating Preferred Shares
     SECOND: That the stockholders of the Corporation approved the aforementioned amendments at a duly called meeting of stockholders held on May 4, 2007.
     THIRD: That the amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law.
     Neose Technologies, Inc. has caused this certificate to be signed this 7th day of May, 2007.

Neose Technologies, Inc.
By:	/s/ A. Brian Davis
	Name:	A. Brian Davis
	Title:	Senior Vice President and Chief Financial Officer